Exhibit 11.1

802 N Washington St

Spokane, WA 99201

CONSENT OF Independent Registered Public Accounting Firm

We consent to the inclusion in the Offering Statement on Form 1-A/A (Amendment No. 3) of our report dated March 15, 2021, on the consolidated balance sheet of Clubhouse Media Group, Inc. as of December 31, 2020, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from January 2, 2020 (inception) to December 31, 2020, and the related notes to the financial statements. Our report contains an emphasis of matter paragraph regarding substantial doubt as to Clubhouse Media Group, Inc.’s ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in the Offering Circular, which is part of the Offering Statement.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

May 28, 2021